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                             June 8, 2022

       Jon Gloeckner
       Senior Vice President, Treasurer & Financial Reporting
       Impac Mortgage Holdings, Inc.
       19500 Jamboree Road
       Irving, California 92612

                                                        Re: Impac Mortgage
Holdings, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 11,
2022
                                                            File No. 001-14100

       Dear Mr. Gloeckner:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed March 11, 2022

       Item 7. Management discussion and analysis of financial condition and results of operations
       Non-GAAP financial measures, page 29

   1. We note your disclosure of core (loss) earnings before tax. This non-GAAP measure includes adjustments
for various changes in fair value of financial assets and liabilities such as mortgage
servicing rights, long-term debt, and net trust assets. As a residential mortgage lender which
originates, sells and services residential mortgage loans, it appears such fair value
adjustments are central to the nature of your business operations. Please tell us how you
determined it was appropriate to label such a measure as "core" earnings.
                                                         In addition, please
tell us and expand upon your existing disclosures to further describe the usefulness of and
how management utilizes this measure to assess performance.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Jon Gloeckner
Impac Mortgage Holdings, Inc.
June 8, 2022
Page 2

absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.



FirstName LastNameJon Gloeckner                        Sincerely,
Comapany NameImpac Mortgage Holdings, Inc.
                                                       Division of Corporation
Finance
June 8, 2022 Page 2                                    Office of Real Estate &
Construction
FirstName LastName